                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                            INFORMEDIX HOLDINGS, INC.
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         (Title of Class of Securities)

                                    44553R109
                                 (CUSIP Number)

                              Elliot Lutzker, Esq.
                             Snow Becker Krauss P.C.
                 605 Third Avenue, New York, New York 10158-0125
                                 (212) 687-3860
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                                   May 8, 2003
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44553R109
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1)  Name of Reporting Person - I.R.S. Identification No. of person.
    Old Oak Fund, Inc. 11-3370428
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2)  Check the Appropriate Box if a Member of a Group (See Instructions)
          (a) [ ]
          (b) [ ]
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3)  SEC Use Only

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4)  Source of Funds (See Instructions) OO
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5)  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e). [  ]
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6)  Citizenship or Place of Organization New York Corp.
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                             7)  Sole Voting Power
                                 1,100,000
                             ---------------------------------------------------
NUMBER                       8)  Shared Voting Power
OF SHARES                        0
BENEFICIALLY                 ---------------------------------------------------
OWNED BY                     9)  Sole Dispositive Power
EACH                             1,100,000
REPORTING                    ---------------------------------------------------
PERSON WITH                  10) Shared Dispositive Power
                                 0
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11)  Aggregate Amount Beneficially Owned by Each Reporting Person
     1,100,000
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12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [ ]
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13)  Percent of Class Represented by Amount in Row (11)
     6.01%
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14)  Type of Reporting Person (See Instructions) CO
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Item 1.  Security and Issuer.

         This statement (this "Statement") relates to the common stock, par value $0.001 per share ("Common Stock") of InforMedix Holdings, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at Georgetowne Park, 5880 Hubbard Drive, Rockville, Maryland 20852-4821.

Item 2.  Identity and Background.

         (a) This Statement is being filed by Old Oak Fund, Inc. ("Old Oak"); Barbara Offerman is President of Old Oak Fund, Inc.

         (b) The business address of Old Oak is c/o Snow Becker Krauss P.C., 605 Third Avenue, New York, New York 10158.

         (c)     The principal business of Old Oak is general investments.

         (d)-(e) No executive officer or director of Old Oak, nor any controlling shareholder of Old Oak, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) Old Oak is a New York corporation and Barbara Offerman is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

         The Issuer entered into a Merger Agreement and Plan of Reorganization with InforMedix Acquisition Corp. ("InforMedix") in February 2003 and completed a reconfirmation offering on May 8, 2003. Under the merger agreement, the Issuer had the right to acquire InforMedix. The acquisition of InforMedix was structured as a merger of InforMedix with and into the Issuer. The consideration paid by the Issuer in acquiring InforMedix consisted of the Issuer's issuance of approximately 14,902,400 shares of Common Stock, exclusive of up to 3,020,000 shares issuable upon exercise of warrants to be issued to the warrant holders of InforMedix, and exclusive of 11,090,000 shares which will be surrendered for cancellation by Mr. John C. Francis as a condition to consummating the acquisition.

         Old Oak owned shares of InforMedix prior to the merger and these shares were converted pursuant to the Merger Agreement. The source of the funds for the initial shares of InforMedix were working capital funds of Old Oak.

Item 4.  Purpose of Transaction.

         Old Oak acquired the shares pursuant to the Merger Agreement.

         Except as otherwise described herein, neither Old Oak nor any of its executive officers, directors or controlling shareholders have any other plans or proposals as of the date hereof which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or By-laws or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association, (i) causing a class of equity securities of the Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated in (a) through
(i) above.

Item 5.  Interest in Securities of the Issuer.


          (a) At the date of this Statement, Old Oak beneficially owns 1,100,000 shares of Common Stock or approximately 6.01% of the Common Stock of the Issuer. This is based upon 18,312,400 shares of Common Stock issued and outstanding established by the Issuer's Prospectus dated April 8, 2003.

         (b) Old Oak has sole disposition and voting power with respect to the shares of Common Stock declared in (a) above.

         (c) None.

         (d) Not Applicable.

         (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described below, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Old Oak, or any of its executive officers, directors or controlling shareholders, and any other person or entity with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Exhibit           Description
         -------           -----------

          1 Merger Agreement and Plan of Reorganization, dated as of February 7, 2003, between Hunapu Inc. and InforMedix Acquisition Corp. (1)

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(1) Incorporated by reference to the Issuer's Post-Effective Amendment No. 4 to its Registration Statement on Form SB-2 filed with the Securities and Exchange Commission on March 25, 2003.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  May 16, 2003
                                                     Old Oak Fund, Inc.

                                                     /s/ Barbara Offerman
                                                     --------------------
                                                     By: Barbara Offerman
                                                     Title: President